Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

August 2, 2011

Deutsche Börse Group: financial highlights

			30 June 2011	Quarter ended 30 June 2010	30 June 2011	Six months ended 30 June 2010
Consolidated income statement
Sales revenue		€m	528.6	564.4	1,087.2	1,083.6
Net interest income from banking business		€m	18.5	15.7	34.6	26.7
Earnings before interest and tax (EBIT)		€m	276.5	257.4	592.8	503.0
Net income for the period		€m	178.8	160.8	391.6	317.7

Consolidated cash flow statement
Cash flows from operating activities		€m	249.1	150.9	317.4	451.6

Consolidated balance sheet (as at 30 June)
Equity		€m	2,783.4	3,403.8	2,783.4	3,403.8

Total assets		€m	191,608.6	188,419.4	191,608.6	188,419.4

Performance indicators
Earnings per share (basic)		€	0.96	0.87	2.10	1.71
Earnings per share (diluted)		€	0.96	0.86	2.10	1.70

Market indicators
Xetra
Number of transactions		m	52.0	52.0	111.5	95.7
Trading volume (single-counted)		€bn	338.8	379.8	700.1	678.9
Floor trading/Xetra Frankfurt1)
Trading volume (single-counted)2)		€bn	11.6	16.4	29.0	32.8
Eurex
Number of contracts		m	733.5	833.5	1,420.9	1,485.5
Clearstream
Value of securities deposited (average for the period)	international	€bn	5,886	5,882	5,918	5,738
	domestic	€bn	5,398	5,031	5,391	5,013
Number of transactions	international	m	9.3	9.6	19.7	18.7
	domestic	m	20.5	21.1	44.2	39.9
Global Securities Financing (average outstanding volume for the period)		€bn	553.4	509.2	548.2	500.0

Deutsche Börse share price
Opening price3)		€	53.55	54.88	51.80	58.00
High4)		€	57.68	59.00	62.48	59.00
Low4)		€	50.01	48.46	50.01	45.45
Closing price (as at 30 June)		€	52.40	50.08	52.40	50.08

1)	Migrated to Xetra Frankfurt specialist model on 23 May 2011
2)	Excluding certificates and warrants
3)	Closing price of preceding trading day
4)	Intraday price

Group management report	1

Stable second quarter helps Deutsche Börse achieve its best half-yearly result since 2008

•

Sales revenue in the second quarter of 2011 was €528.6 million, down 6 percent on the prior-year quarter (Q2/2010: €564.4 million), which had seen particularly high trading volumes in securities and derivatives as a result of the turbulence in the euro zone.

•	Net interest income from banking business rose by 18 percent to €18.5 million (Q2/2010: €15.7 million).

•	Operating costs in the second quarter of 2011 fell significantly year-on-year, to €235.6 million (Q2/2010: €304.6 million).

•	Earnings before interest and tax (EBIT) rose in line with this to €276.5 million (Q2/2010: €257.4 million).

•	Basic earnings per share amounted to €0.96 for an average of 186.0 million shares (Q2/2010: €0.87 for 185.9 million shares).

•	Operating cash flow amounted to €249.1 million in the second quarter of 2011 (Q2/2010: €150.9 million).
•	On 13 May 2011, Deutsche Börse AG distributed a total dividend of €390.7 million to its shareholders for financial year 2010. The dividend was €2.10 per share, the same as in the previous year.

•

The planned combination of Deutsche Börse Group and NYSE Euronext has made another step forward: the shareholders of both companies have approved the plan with large majorities. Once the transaction has been completed, shareholders who tender their Deutsche Börse shares until 1 August 2011 (midnight, CEST) are to receive a special dividend of €2.00 per share from Alpha Beta Netherlands Holding N.V. (Holding).

•

After the combination of Deutsche Börse and NYSE Euronext, but independently of its completion, Deutsche Börse will hold a 100 percent indirect equity interest at Eurex Zürich AG for a purchase price of €590.0 million. The respective agreement was signed on 7 June.

Development of Deutsche Börse AG shares since the beginning of Q2/2011

Group interim management report

Proposed business combination of Deutsche Börse Group and NYSE Euronext

On 15 February 2011, Deutsche Börse AG and NYSE Euronext announced that they have entered into a business combination agreement following approval from both companies’ supervisory bodies. Under the agreement, the companies will combine to create the world’s premier global exchange group.

Following approval of the planned combination by the shareholders of NYSE Euronext with a majority of 65.68 percent on 7 July, 82.43 percent of the shareholders of Deutsche Börse AG accepted the exchange offer made by Holding, which ended on 13 July. In accordance with the Wertpapiererwerbs- und Übernahmegesetz (WpÜG, German Securities Acquisition and Takeover Act), this is followed by a further two-week acceptance period, starting on 19 July and ending at midnight (CEST), on 1 August 2011. The conditions of the offer remain unchanged during this additional acceptance period.

The transaction is still subject to a number of conditions precedent, including approval by the competent anti-trust, financial, securities and other supervisory authorities in the USA and Europe. The various regulatory and anti-trust reviews are expected to continue until the end of the year. As a result, Deutsche Börse AG does not expect the transaction to close until around the end of the year.

In Deutsche Börse’s opinion, the agreed merger of two of the strongest exchange organisations in the industry, NYSE Euronext and Deutsche Börse, will create compelling value for shareholders of both companies. The potential for value creation unlocked by this combination is driven by significant growth opportunities across different asset classes and geographies, identified cost synergies based on joint estimates and attractive distributions for shareholders in the combined group based on superior cash flow generation paired with a strong balance sheet.

Results of operations, financial position and net assets

Results of operations in the first half of 2011

Deutsche Börse’s business activity saw slight positive growth in the first half of 2011. The natural disaster in Japan and political unrest in North Africa and the Middle East impacted volatility – and hence trading activity in securities and derivatives – in the first quarter, while turbulence in the euro zone led to an increase in trading activity at the end of the second quarter. The steady growth of post-trade services in the Clearstream segment continued the trend of the previous year, while the Market Data & Analytics segment further increased its sales of data and information products. Deutsche Börse Group’s total sales revenue increased slightly year-on-year to €1,087.2 million (H1/2010: €1,083.6 million).

Net interest income from banking business generated in the Clearstream segment recovered significantly, growing by 30 percent to €34.6 million (H1/2010: €26.7 million). In addition to higher average overnight customer cash deposits, this is also due to the 0.25 percentage point increase in the key interest rate by the European Central Bank in April.

Total costs in the first half of 2011 fell by 14 percent to €560.5 million (H1/2010: €654.8 million). While volume-related costs increased slightly to €110.3 million (H1/2010: €105.4 million), operating costs fell by 18 percent to €450.2 million (H1/2010: €549.4 million). The main factors driving the decline in costs that are within the Group’s control were as follows:

•	Non-recurring costs, mainly in connection with the planned business combination with NYSE Euronext and efficiency measures, fell year-on-year to €29.8 million (H1/2010: €109.8 million).

•	The efficiency measures introduced in 2010 were successful more rapidly than had been originally planned and hence contributed favourably to staff costs and non-personnel costs.

•	Depreciation and amortisation expenses decreased compared with the prior-year period, partly due to impairment losses relating to intangible assets in 2010.

The result from equity investments amounted to €10.3 million, on a level with the prior-year period (H1/2010: €10.4 million). Higher contributions by European Energy Exchange AG (EEX®) and Scoach Holding S.A. were offset by lower contributions by Direct Edge Holdings, LLC.

Due to the stable sales revenue and the significant decline in costs, EBIT rose sharply by 18 percent to €592.8 million (H1/2010: €503.0 million).

The Group’s financial result for the first six months of 2011 was €–37.0 million (H1/2010: €–52.7 million).

The effective Group tax rate was 27.4 percent (H1/2010: 27.0 percent). The slight increase results from non-tax-deductible expenses for the proposed combination with NYSE Euronext. Adjusted for this effect, the Group tax rate for the first half of 2011 was 26.0 percent.

Net income for the first half of 2011 rose by 23 percent to €391.6 million (H1/2010: €317.7 million). Basic earnings per share, based on a weighted average of 186.0 million shares outstanding, rose to €2.10 in the first six months of 2011 (H1/2010: €1.71 for 185.9 million shares outstanding).

Results of operations in the second quarter of 2011

Turbulence in the euro zone, national debt in certain European countries and the decline of the euro against the US dollar had led to unusually high trading activity in the second quarter of the previous year. Substantial uncertainty in the markets prompted many investors to hedge their portfolios by restructuring them. Trading momentum was limited in the second quarter of this year, despite the renewed discussion of the deficits of certain countries and the stability of the euro in June. As a result, trading volumes in securities and derivatives declined in the second quarter of 2011 compared with the prior-year quarter.

Despite the lower trading activity, Deutsche Börse Group’s sales revenue only declined by a moderate 6 percent as against the prior-year quarter, to €528.6 million (Q2/2010: €564.4 million). Only the Market Data & Analytics segment, which is largely independent of trading activity on the markets, showed stable growth in the second quarter. Driven by higher average overnight customer deposits and the increase in the key interest rate mentioned earlier, net interest income from banking business generated in the Clearstream segment rose by 18 percent in the second quarter to €18.5 million (Q2/2010: €15.7 million). Other operating income dropped to €12.9 million (Q2/2010: €24.6 million). In the second quarter of 2010, this figure had included a contribution of €8.4 million that was due to an adjustment to the term of the investment portfolio for Clearstream’s own funds.

Deutsche Börse Group’s total costs were down 19 percent year-on-year, at €289.2 million (Q2/2010: €356.0 million). Operating costs were significantly

Sales revenue and EBIT by quarter	Sales revenue by segment

lower than in the prior-year quarter, falling 23 percent to €235.6 million (Q2/2010: €304.6 million). Volume-related costs rose slightly by 4 percent to €53.6 million (Q2/2010: €51.4 million). The rise corresponds to an increase in sales revenue and is primarily due to changes in the fee models for trading US options on ISE and German/European shares in the specialist model on Xetra®. In sum, both effects are neutral to earnings. Total costs in Q2/2011 contain costs of €2.6 million for efficiency programmes due to the partial reversal of provisions made in 2010 and not required in 2011 and costs of €18.8 million for the proposed combination with NYSE Euronext. In Q2/2010, costs for efficiency measures amounted to €82.0 million.

Income from the equity-accounted associates and joint ventures European Energy Exchange AG and Scoach Holding S.A. made a significant contribution to the result from equity investments of €5.7 million (Q2/2010: €8.7 million).

EBIT rose by 7 percent against the prior-year period to €276.5 million (Q2/2010: €257.4 million), driven by a significant fall in operating costs.

The financial result for the second quarter of 2011 amounted to €–17.2 million (Q2/2010: €29.8 million).

The effective Group tax rate in the second quarter of 2011 was 28.9 percent (Q2/2010: 27.0 percent). The year-on-year increase in the rate is due to non-tax-deductible expenses for the proposed combination with NYSE Euronext. Adjusted for this effect, the Group tax rate in Q2/2011 was 26.0 percent.

Consolidated net income for the second quarter of 2011 rose by 11 percent to €178.8 million (Q2/2010: €160.8 million). Basic earnings per share, based on a weighted average of 186.0 million shares outstanding, rose to €0.96 in the second quarter of 2011 (Q2/2010: €0.87 for 185.9 million shares outstanding).

Xetra segment

First half of 2011

•	Sales revenue in the first half of 2011 rose by 2 percent to €138.5 million (H1/2010: €135.8 million).

•	EBIT went up by 29 percent to reach €68.7 million (H1/2010: €53.4 million).

Second quarter of 2011

•	Sales revenue fell by 7 percent to €65.5 million (Q2/2010: €70.8 million).

•	However, EBIT increased by 11 percent to €30.3 million (Q2/2010: €27.2 million).

In the first half of 2011, demand from institutional and private investors for trading services provided by the Xetra segment increased slightly year-on-year. This growth stems mainly from the first quarter, when market participants restructured their portfolios in a secure, transparent market in light of the sharp rise in volatility.

In the reporting period, trading volumes on Xetra rose by 3 percent year-on-year to €700.1 billion (H1/2010: €678.9 billion), the number of transactions in electronic Xetra trading was up by 17 percent to 111.5 million (H1/2010: 95.7 million) and the average value of a Xetra transaction decreased by 11 percent to €12.6 thousand (H1/2010: €14.2 thousand). Pricing models in the cash market reflect both volumes and the number of orders: trading fees are calculated per executed order and on the basis of the order volume. The pricing structure means that the order volume is generally more important for the segment’s total revenue.

In the second quarter of 2011, Xetra trading volumes were 11 percent down on the prior-year period at €338.8 billion (Q2/2010: €379.8 billion), mainly because the considerable market uncertainty in May 2010 sparked by the levels of government debt in several euro zone countries had prompted investors to trade through the stock exchange more – due to the greater reliability and integrity it offers. Although the stability of the single European currency was again the subject of heightened debate in the second quarter, 2011 has not yet seen a comparable trading momentum. The number of Xetra transactions remained unchanged year-on-year at 52.0 million (Q2/2010: 52.0 million) whereas the average value of a Xetra transaction was €13.0 thousand in the second quarter (Q2/2010: €14.6 thousand).

By increasing system capacity and trading speed, Deutsche Börse has significantly improved its network connection between the London financial centre and Deutsche Börse Group’s trading platforms in Frankfurt/Main.

Through Xetra Frankfurt Specialist Trading, Deutsche Börse AG offers mainly private investors a modern and investor-friendly market model since 23 May 2011. As well as bringing forward the start of trading in selected instruments to 8 a.m., Xetra Frankfurt Specialist Trading also makes Frankfurt a more attractive financial centre. In floor trading at the Frankfurt Stock Exchange the trading volume declined by 12 percent in the first half of 2011 to €29.0 billion (H1/2010: €32.8 billion). In the second quarter, the same factors that impacted the Xetra main market resulted in a 29 percent year-on-year decline to €11.6 billion (Q2/2010: €16.4 billion). The sales revenue generated in floor trading (and in Xetra Frankfurt Specialist Trading) increased in spite of a decline in trading activity. This is mainly attributable to the introduction of a new pricing model for Xetra Frankfurt Specialist Trading. At the same time, the new pricing model led to an increase in volume-related costs, with the result that the rise in sales revenue was not reflected in earnings.

Tradegate Exchange, which is operated by a company in which

Deutsche Börse has held a majority interest since the beginning of January 2010, generated a trading volume of €14.6 billion in the first half of 2011 (H1/2010: €8.1 billion), an increase of 80 percent.

Breakdown of sales revenue in the Xetra segment

Tradegate Exchange also achieved growth in the second quarter, lifting its trading volume by 48 percent to €6.5 billion, in particular as a result of its continued success in connecting new customers.

Notwithstanding these developments, the Xetra segment’s EBIT increased due to significantly lower costs. It rose by 29 percent to €68.7 million in the first six months of 2011 (H1/2010: €53.4 million) and by 11 percent to €30.3 million in the second quarter (Q2/2010: €27.2 million).

Xetra segment: key indicators

	Q2/2011 €m		Q2/2010 €m		Change %	H1/2011 €m		H1/2010 €m		Change %
Business: key indicators
Sales revenue		65.5		70.8	– 7		138.5		135.8	+2
EBIT		30.3		27.2	+11		68.7		53.4	+29

Markets: key indicators
Trading volume (order book turnover, single-counted)	€	bn	€	bn		€	bn	€	bn
Xetra®		338.8		379.8	– 11		700.1		678.9	3
Floor Frankfurt1)		11.6		16.4	– 29		29.0		32.8	– 12
Tradegate		6.5		4.4	48		14.6		8.1	80
Transactions		m		m			m		m
Xetra		52.0		52.0	0		111.5		95.7	17

1)	Migrated to Xetra Frankfurt specialist model on 23 May 2011; excluding certificates and warrants

For over eleven years now, Deutsche Börse has operated Europe’s leading marketplace for exchange-traded funds (ETFs). ETFs combine the flexibility of an equity with the risk diversification of a portfolio. They track the performance of entire markets or sectors in a single product, are traded via stock exchanges as efficiently and with the same liquidity as equities, and can be bought for low transaction costs without load fees. Since their launch in Europe, their number and assets under management have grown steadily. As at 30 June 2011, 819 ETFs were listed on Deutsche Börse (H1/2010: 674 ETFs), the number of issuers had grown to 20 (H1/2010: 14) and the assets under management held by ETF issuers amounted to €172.7 billion (H1/2010: €135.5 billion). In the first half of 2011, the XTF® segment’s trading volume remained almost unchanged at €84.5 billion (H1/2010: €85.0 billion). In the second quarter of 2011, it declined by 19 percent to €38.2 billion (Q2/2010: €47.3 billion). The most heavily traded ETFs are based on the European STOXX® equity indices and on the DAX® index. In some cases, they are more liquid than DAX shares.

Xetra-Gold®, a physically backed bearer bond issued by Deutsche Börse Commodities GmbH, showed stable business development. By quarter-end Deutsche Börse Group held a quantity of around 50 tonnes under custody (30 June 2010: 50 tonnes). Given a gold price of €33.39 per gram on 30 June 2011, the value of the gold was equivalent to over €1.6 billion.

In the listing business, Deutsche Börse recorded 49 new admissions in the second quarter, including six in the Prime Standard and one in the Entry Standard. In April, GSW Immobilien AG went public in the largest IPO so far this year with an issue volume of around €468 million. Almost 88 percent of the initial listings were by foreign companies. The total issue volume in the second quarter stood at €1.08 billion. In addition, Sberbank of Russia was admitted to the Entry Standard and the new platform for bond issues chalked up its first successes: four companies used the Entry Standard to raise debt capital in this way. The issue volume amounted to a total of €185 million.

Xetra’s international position is also on a positive track: Deutsche Börse’s trading system will be used to operate the Vienna Stock Exchange’s electronic securities trading at least until the end of 2017. Wiener Börse AG extended the Xetra agreement with Deutsche Börse AG that would have expired at the end of 2012 ahead of time by a further five years.

Eurex segment

First half of 2011

•	Sales revenue in the first six months fell by 2 percent to €448.9 million (H1/2010: €459.9 million).

•	EBIT slightly rose by 1 percent to €254.8 million (H1/2010: €251.6 million).

Second quarter of 2011

•	Eurex sales revenue was down by 11 percent to €218.9 million (Q2/2010: €246.1 million).

•	EBIT decreased by 13 percent to €115.1 million (Q2/2010: €132.8 million).

Volumes in Eurex derivatives trading declined year-on-year both in the second quarter and for the first half of 2011 as a whole. While the economic environment in the second quarter of 2010 and in May in particular led to increased volatility in the equity, money and bond markets (refinancing of government debt, the fall in the euro against the US dollar, turbulent interest rates) and therefore to exceptionally high demand for derivatives as hedging products, the current debt crisis in several eurozone countries is reflected in a cautious stance on the part of institutional customers, particularly towards equity index derivatives. As a result, trading volumes for European futures and options fell by 3 percent in the first half of 2011 to 1,043.5 million contracts (H1/2010: 1,080.0 million). Trading volumes on the International Securities Exchange (ISE) were down 7 percent on the previous year in what remains a fiercely competitive US equity options market. Overall, 1,420.9 million contracts were traded on Eurex’s derivatives exchanges in the first six months (H1/2010: 1,485.6 million).

In the second quarter, the number of European futures and options contracts traded on Eurex declined by 12 percent to 553.8 million (Q2/2010: 627.2 million). Together with ISE, the trading volume amounted to 733.5 million contracts (Q2/2010: 833.5 million).

European traded equity index derivatives remained the product group generating the most sales revenue on the Eurex derivatives exchange. These recorded a 6 percent decline to 413.3 million contracts in the first half of the year (H1/2010: 440.8 million). This was due mainly to an 18 percent fall to 197.3 million in the second quarter (Q2/2010: 239.8 million) as a result of the aforementioned trade stimulating special circumstances in May 2010, and the current market environment marked by an increase in risk aversion and associated reduction in open positions, as well as the resulting decline in trading activity.

The volume of contracts generated by equity derivatives dropped by 14 percent to 292.9 million in the first half of 2011 (H1/2010: 338.8 million). The decline in equity options and equity futures is primarily attributable to the standardisation of contract sizes for several very liquid products in the first half of 2011, as a result of which Eurex participants require fewer contracts for the same number of underlying equities. If only the equities underlying the contracts are taken into account, trading volumes are on a level with the prior-year period. The trading volume in the second quarter of 2011 was down by 20 percent to 185.2 million (Q2/2010: 232.7 million).

Among the recently introduced asset classes, dividend derivatives continued to perform well. The number of traded contracts rose by 4 percent year-on-year to 2.5 million in the first half of 2011 (H1/2010: 2.4 million contracts).

In the first half of the year, interest rate markets were dominated by a new momentum in central bank interest rate policy in Europe – the European Central Bank increased the key interest rate by 0.25 percentage points in April – and market uncertainty caused by the refinancing of government debt. As a result, the volumes of interest rate derivatives contracts traded on Eurex continued to grow: in the first half of the year, Eurex recorded an increase of 12 percent to 336.1 million contracts (H1/2010: 299.8 million). In the second quarter, the number rose by 11 percent year-on-year, leading to a trading volume of 170.5 million contracts (Q2/2010: 154.1 million).

The ISE trading volume in US options declined in what remained a highly competitive market environment: in the first half of the year, the number of contracts traded by market participants fell by 7 percent compared with the prior-year period to 377.4 million (H1/2010: 405.6 million). Sales revenue in US options went up slightly in the first half of 2011, despite the decrease in trading volumes. This is due to a new pricing model whose maker-taker component includes payments to providers of liquidity that are not netted against sales revenue but are reported separately as volume-related costs. Overall, the effects of higher sales revenue and higher costs cancelled each other out in earnings.

The number of US option contracts in the second quarter of 2011 was down by 13 percent year-on-year to 179.7 million (Q2/2010: 206.3 million). ISE’s market

Eurex segment: key indicators

	Q2/2011	Q2/2010	Change	H1/2011	H1/2010	Change
	€m	€m	%	€m	€m	%
Business: key indicators
Sales revenue	218.9	246.1	– 11	448.9	459.9	– 2
EBIT	115.1	132.8	– 13	254.8	251.6	+1

Markets: key indicators
Contracts	m	m		m	m
European equity index derivatives1)	197.3	239.8	– 18	413.3	440.8	– 6
European equity derivatives1)	185.2	232.7	– 20	292.9	338.8	– 14
European interest rate derivatives	170.5	154.1	+11	336.1	299.8	+12

Total European derivatives2)	553.8	627.2	– 12	1,043.5	1,080.0	– 3

US options (ISE)	179.7	206.3	– 13	377.4	405.6	– 7

Total Eurex and ISE	733.5	833.5	– 12	1,420.9	1,485.6	– 4

1)	The dividend derivatives have been allocated to the equity index derivatives and the equity derivatives.
2)	The total shown does not equal the sum of the individual figures as it includes other traded derivatives such as ETFs, volatility, agricultural, precious metals and emission derivatives.

share of US equity options was 17.9 percent in the second quarter of 2011 (Q2/2010: 20.5 percent). ISE expects fresh impetus to come from the state-of-the-art trading system introduced in the first half of the year.

Due to continued uncertainty in relation to the assessment of risk in the unsecured money market, demand for collateralised money market transactions led to further growth in trading on Eurex Repo®. In addition to increases in the volume of trading on the Swiss franc market, the average outstanding volume in the euro market rose by 19 percent in the first half of 2011 to €127.1 billion (H1/2010: €107.0 billion, single-counted for both periods). In the second quarter, the average outstanding volume in the euro market climbed 17 percent to a record high of €134.8 billion (Q2/2010: €115.0 billion).

In the GC Pooling® (general collateral pooling) collateralised money market, average outstanding volumes reached €104.4 billion in the second quarter, an increase of 14 percent year-on-year (Q2/2010: €91.5 billion, single-counted for both periods). GC Pooling enables balance sheet-friendly and anonymous collateralised money market trading in which securities are traded and cleared via a central counterparty (Eurex Clearing). Eurex Repo operates the GC Pooling market together with Eurex Clearing and Clearstream and generates sales revenue from fees charged for trading and clearing the relevant repo transactions.

Since March 2011, GC Pooling participants have been able to trade the new GC Pooling Equity Basket, securing their money market transactions by way of a defined basket of equities (top 50 constituents of HDAX®). In the second quarter of 2011, the GC Pooling market attracted eight new participants. In total, 67 participants are now admitted to trading compared with just 40 in the same period of 2010.

Together with leading banks, Eurex operates the Eurex Bonds® trading platform for interbank trading in European government bonds and treasury bills, underlying instruments of government bonds and futures, covered bonds and agency debt, and bonds from a range of countries. In the first half of 2011, the volume traded increased by 5 percent to €60.6 billion (single-counted) compared with €57.9 billion in the first half of 2010. In the second quarter of 2011, turnover fell to €27.9 billion (single-counted) (Q2/2010: €28.3 billion). The positive overall trend in the first half of 2011 is due to increased demand for investments in issues with top-notch ratings.

Breakdown of sales revenue in the Eurex segment

EBIT increased by 1 percent to €254.8 million in the first six months (H1/2010: €251.6 million). The 13 percent decline in the second quarter to €115.1 million (Q2/2010: €132.8 million) was offset in the segment’s result for the first six months as a whole.

New derivatives give market participants fresh impetus for their investment, hedging and arbitrage strategies. In the second quarter, Eurex again expanded its portfolio of equity derivatives and commodity derivatives.

The Eurex derivatives exchange also continued its expansion into Asia in the first half of the year: for example, a leading Chinese futures broker was admitted to trading in Hong Kong, bringing the total number of participants to five. In addition, an access point was put into operation in Hong Kong. This is the second Eurex access point in Asia after the one already in place in Singapore. Access points offer Eurex participants direct and cost-effective high-speed access to the highly liquid Eurex derivatives market. Furthermore, the Eurex product on Korea’s benchmark KOSPI index, which was only launched on 30 August 2010, reached the milestone of one million traded contracts in May and went on to set both a new monthly and a new daily record in June (572,000 and 78,000 contracts, respectively). Derivatives on KOSPI are among the most-traded derivatives contracts in the world.

Eurex Clearing AG has announced the phased introduction of a central counterparty (CCP) for the securities lending market starting in November 2011. With a view to improving the structure of the market, this step enables customers to make more efficient use of capital and simplify operations. The new service will cover European markets for loans in equities, exchange-traded funds (ETFs) and fixed-income securities.

On 7 June 2011, Deutsche Börse AG, SIX Group AG and SIX Swiss Exchange AG signed a definitive agreement. Following the closing of the Deutsche Börse and NYSE Euronext combination, Deutsche Börse AG will hold a 100 percent equity interest in Eurex Zürich AG, whereby Deutsche Börse AG will purchase the current 15 percent economic interest from SIX Swiss Exchange AG for a purchase price of €590.0 million. The agreement also anticipates that SIX Group AG will become a shareholder in the combined Deutsche Börse and NYSE Euronext group entity. The transaction is not dependent on the closing of the Deutsche Börse and NYSE Euronext combination, but will take effect after the combination has been completed.

Clearstream segment

First half of 2011

•	Sales revenue increased by 1 percent to €383.2 million (H1/2010: €379.8 million).

•	Net interest income surged to €34.6 million, an increase of 30 percent (H1/2010: €26.7 million).

•	EBIT for the first half year stood at €196.4 million – a strong plus of 41 percent (H1/2010: €139.3 million).

Second quarter of 2011

•	Sales revenue was 4 percent lower than in the second quarter of 2010, at €185.1 million (Q2/2010: €191.9 million).

•	Net interest income from banking business increased by 18 percent to €18.5 million (Q2/2010: €15.7 million).

•	EBIT increased by 39 percent to €95.8 million in the second quarter (Q2/2010: €68.7 million).

In the custody business the average value of assets under custody in the first half of 2011 increased by 5 percent year-on-year, reaching €11.3 trillion (H1/2010: €10.8 trillion). The average value of assets under custody in the second quarter 2011 increased by 3 percent to

€11.3 trillion (Q2/2010: €10.9 trillion). Clearstream recorded a 2 percent increase in the average value of assets under custody on its international platform for the first six months to €5.9 trillion (H1/2010: €5.8 trillion). For Q2/2011, assets under custody were also at €5.9 trillion (Q2/2010: €5.9 trillion). German domestic assets increased by 8 percent to €5.4 trillion in the first half (H1/2010: €5.0 trillion). Q2/2011 with €5.4 trillion showed a 7 percent increase in assets under custody (Q2/2010: €5.0 trillion). The year-on-year growth in the domestic market was mainly due to the recovery of the market value of equities. Sales revenue in the custody business went down by 1 percent to €221.2 million for the first six months (H1/2010: €223.7 million) and by 4 percent to €109.2 million for Q2/2011 (Q2/2010: €114.0 million). The fact that sales revenue declined in spite of rising custody volumes is due to the product mix and to customer consolidation.

The total number of settlement transactions processed by Clearstream in the six months ended 30 June 2011 went up by 9 percent to 63.9 million (H1/2010: 58.6 million). Compared to the first half of 2010, settlement of OTC transactions was at 29.1 million in total, 6 percent above last year’s level (H1/2010: 27.4 million). Settlement of international OTC transactions increased by 7 percent to 14.7 million and OTC transactions on the German domestic market increased by 6 percent to 14.4 million. In the stock exchange business, transactions increased by 12 percent to 34.8 million (H1/2010: 31.2 million). Both domestic and international transactions in the first half of 2011 were mainly driven by German retail investors’ trading activity.

However, in the second quarter Clearstream recorded a slight decrease in settlement transactions by 3 percent to 29.8 million (Q2/2010: 30.7 million). Amounting to 14.2 million transactions (Q2/2010: 14.1 million), Clearstream’s OTC settlement for the second quarter 2011 is slightly above Q2/2010: while settlement of international OTC transactions increased by 3 percent to 7.3 million, OTC transactions on the domestic market decreased by 3 percent to 6.9 million. In the stock exchange business, transactions went down by 6 percent to 15.6 million for the second quarter (Q2/2010: 16.6 million), due to lower trading activity of German retail investors during the second quarter of 2011. Sales revenue went up by 1 percent to

€61.4 million in the first half (H1/2010: €60.7 million) but down by 9 percent in the second quarter of 2011, to €28.5 million (Q2/2010: €31.3 million), reflecting a lower settlement activity in Q2/2011. The slight difference between business development and the sales revenue generated is basically due to the lower proportion of higher-priced transactions settled on external links.

The success of Investment Funds Services also contributed to the growth in the custody and settlement business. In the year under review, Clearstream processed 2.75 million transactions, a 10 percent increase over the previous year (H1/2010: 2.5 million). The assets held under custody in Investment Funds Services reached an all-time high of €221.0 billion on average in H1/2011, a 24 percent increase year-on-year (H1/2010: €178.2 billion). The average for the second quarter was in fact slightly higher, at €222.8 billion (Q2/2010: €188.0 billion).

Within the Global Securites Financing (GSF) business, which includes triparty repo, securities lending and collateral management, average outstandings showed continuous growth, both on a six-months and on a quarterly basis. In the first half of 2011 outstandings reached an average of €548.2 billion, an increase of 10 percent year-on-year (H1/2010: €500.0 billion). In the second quarter of 2011 outstandings grew by 9 percent year-on-year to €553.4 billion (Q2/2010: €509.2 billion). The rise reflects the growing importance of secured financing and the continued move of collateral towards central international liquidity pools. In particular, collateral management services significantly contributed to the increase of volumes. The Euro GC Pooling® service, offered in cooperation with Eurex, continued to show a strong growth in outstandings, reaching a daily average of €98.9 billion for the first half and €104.4 billion for the second quarter (H1/2010: €85.6 billion, Q2/2010: €91.5 billion).

Despite the rise in overall GSF volumes, sales revenue in the GSF business was slightly above last year’s level at €33.2 million for the first six months (H1/2010: €33.1 million); the second quarter of 2011 showed a 16 percent decrease in sales revenue to €15.2 million (Q2/2010: €18.1 million), solely due to a different recording of revenues and costs. However, on a net revenue basis, GSF showed a 27 percent increase to €24.3 million in H1/2011 (H1/2010: €19.2 million) and an 18 percent increase in Q2/2011 to €12.4 million (Q2/2010: €10.5 million). This increase is a result of improved market conditions as well as volume growth in securities lending products with higher margins (especially Automated Securities Lending, ASL) and in collateral services (mainly Triparty Collateral Management Services) which recorded a significant volume expansion in the period under review.

Average overnight customer cash deposits constantly increased over the last twelve months to reach an average of €9.2 billion in the first half 2011 (H1/2010: €6.5 billion) and €10.2 billion in the second quarter (Q2/2010: €7.0 billion). However, this contains an amount of some €2.5 billion currently restricted by relevant EU and US sanction programmes. Net interest income from banking business increased by 30 percent to €34.6 million in the first half of 2011 (H1/2010: €26.7 million), and, at €18.5 million in Q2/2011, was still considerably higher than in the same period last year (Q2/2010: €15.7 million). This is due to the substantial cash deposits increase as well as to the fact that the European Central Bank raised its euro interest rate by 25 basis points on 13 April 2011.

Breakdown of sales revenue in the Clearstream segment

The significant rise in EBIT by 41 percent in H1/2011, respectively 39 percent in Q2/2011 is mainly attributable to lower costs and higher net interest income from banking business.

Advancing settlement and custody processes by introducing new services and further enhancing interoperability is Clearstream’s business strategy for the securities industry. Working together with partners worldwide is an essential part of this strategy.

A major strategic project in this vein is the triparty collateral management service, developed with and for the Brazilian central securities depository Cetip. Clearstream is the first international central securities depository capable of managing collateral holdings and exposures across timezones and regions and in real-time while at the same time fulfilling the host country regulatory demand to keep the assets under local jurisdiction – a prerequisite in mar-

kets globally. The new service was launched in mid-July and has already attracted interest from other market infrastructure providers. Cetip operates the leading marketplace for fixed-income securities and over-the-counter derivatives in Latin America.

In May, Clearstream launched a settlement link to Israel, offering settlement and custody services for all asset classes denominated in Israeli shekel. This link will allow Clearstream customers to develop new post-trade solutions for the Israeli market.

In Europe, Cross Border Services (XBS) signed the first full user in June. XBS is the first pan-European cross-border settlement offering in central bank money and provides the benefits of the EU-wide TARGET2-Securities (T2S) settlement engine envisaged by the European Central Bank ahead of the T2S launch, thus making the transition to T2S easier for all participants.

Clearstream segment: key indicators
	Q2/2011 €m			Q2/2010 €m		Change %	H1/2011 €m			H1/2010 €m		Change %
Business: key indicators
Sales revenue		185.1			191.9	– 4		383.2			379.8	0
EBIT		95.8			68.7	+39		196.4			139.3	+41

Custody	€	bn		€	bn		€	bn		€	bn
Value of securities deposited (average value)		11,284			10,913	+3		11,309			10,796	+5
international		5,886			5,882	0		5,918			5,783	+2
domestic		5,398			5,031	+7		5,391			5,013	+8

Settlement		m			m			m			m
Securities transactions		29.8			30.7	– 3		63.9			58.6	+9
international		9.3			9.6	– 3		19.7			18.7	+5
domestic		20.5			21.1	– 3		44.2			39.9	+11

Global Securities Financing	€	bn		€	bn		€	bn		€	bn
Outstanding volume (average value)		553.4			509.2	+9		548.2			500.0	+10

Average daily cash balances	€	m		€	m		€	m		€	m

Total		10,249	1)		7,043	+46		9,180	1)		6,454	+42

euros		3,644			2,749	+33		2,944			2,374	+24
US dollars		4,648			2,982	+56		4,413			2,836	+56
other currencies		1,956			1,312	+49		1,823			1,244	+47
1) Contains €2.5 billion currently restricted by relevant EU and US sanction programmes

Clearstream continues to increase the transparency and efficiency in post-trade processing: in collaboration with the International Securities Market Advisory Group (ISMAG), Clearstream and Euroclear Bank have jointly developed a new industry framework to increase transparency and efficiency for the issuance and asset servicing of international securities.

As a part of further expanding its international locations in Europe, Clearstream Operations Prague s.r.o moved to a new and larger office in June, which also serves as a location for IT services of Deutsche Börse Group. Prague is now the third-largest Deutsche Börse Group location worldwide.

Market Data & Analytics segment

First half of 2011

•	Sales revenue in the first six months rose by 8 percent to €116.6 million (H1/2010: €108.1 million).

•	Likewise, EBIT increased by 24 percent to €72.9 million (H1/2010: €58.7 million).

Second quarter of 2011

•	Sales revenue grew by 6 percent to €59.1 million (Q2/2010: €55.6 million).

•	EBIT also increased slightly year-on-year, by 23 percent to €35.3 million (Q2/2010: €28.7 million).

The Market Data & Analytics segment sustained the growth of the first quarter of 2011 into the second quarter and thus lifted first-half sales revenue year-on-year, due to the continuous expansion of its product range. EBIT rose sharply since the strong business performance was accompanied by a year-on-year decline in costs.

In the index business, sales revenue was again boosted by sustained growth in the ETF market, where the segment benefits directly from the number of tradable ETFs and the assets managed via ETFs. Market Data & Analytics also performed well in ETF services, such as the calculation of indicative net asset values (iNAV®) in Europe. At the same time, effort continues to be channelled into innovation: the range of indices was steadily expanded again in the second quarter. One notable example here are the STOXX® ESG Leader indices of particularly sustainable companies. For the first time, constituents are being selected according to clear and transparent rules rather than on the basis of a subjective assessment.

The real-time trading data business is holding steady and showing slight growth. The focus remains on the strategic goal to become the leading provider of globally relevant trading signals. In the second quarter, the offering was expanded to include two key components: the Chicago PMI calculated by Kingsbury International and Eurex ICAP Swap Spreads.

Through its June acquisition of Kingsbury’s business activities, a major Chicago-based provider of leading macroeconomic indicators, Market Data & Analytics has also enhanced its capacity to provide customers with exclusive, analytical content. The PMI indicator, which measures the orders placed by purchasing managers in the USA, is widely followed and considered to be a central tool in forecasting US economic activity.

In addition, access to this indicator opens up new options for the AlphaFlash® algorithmic news feed, which since April also incorporates financial indicators from ad hoc announcements as soon as the embargo has passed.

Finally, the “Eurex ICAP Swap Spreads” information product, which Market Data & Analytics developed in June together with one of the world’s leading brokers, aims to establish a neutral benchmark for euro interest rate swaps and thus increase the transparency of this market.

Market Data & Analytics’ back office data business remained stable in the second quarter of 2011. The key factor here was the steady demand for the TRICE® service. Deutsche Börse’s TRICE helps securities firms meet their reporting requirements for securities transactions.

Financial position

Cash flow

Deutsche Börse Group generated cash flow from operating activities of €317.4 million in the first half of 2011 (H1/2010: €451.6 million). The basic operating cash flow per share amounted to €1.71 (H1/2010: €2.43). The changes in operating cash flow are due to the following factors:

•	The increase in net income for the period by €75.0 mil-lion to €403.7 million

•

A cash outflow of €52.2 million (H1/2010: cash inflow of €23.4 million) due to the increase in receivables and other assets, primarily in connection with an increase in receivables from CCP transactions and in trade receivables.

•

A cash outflow of €83.8 million (H1/2010: cash inflow of €40.1 million) due to a decrease in current liabilities. This was mainly due to a decline in tax provisions because of tax payments and a decline in other current provisions in connection with share-based payments and the efficiency measures initiated in the previous year.

The cash inflow from investing activities amounted to €845.7 million in the first half of 2011 (H1/2010: cash inflow of €79.9 million), primarily because securities with an original maturity of more than one year matured or were sold in the first half of 2011, and because of the net decrease in current receivables, securities and liabilities from banking business with an original maturity of more than three months, which significantly exceeded the investments in non-current financial instruments.

Cash outflows from financing activities amounted to €393.9 million (H1/2010: cash outflow of €481.8 million). The cash flow from financing activities regularly contains effects from dividend payments and from liabilities for commercial paper that is issued or repaid for short-term liquidity management by the Company. The dividend payment in May 2011 for financial year 2010 amounted to €390.7 million. The year-on-year change in cash flow from financing activities in the first half of 2011 was mainly due to the partial redemption in 2010 of the outstanding hybrid bond.

Cash and cash equivalents as at 30 June 2011 therefore amounted to €317.4 million (30 June 2010: €224.9 million). At €265.7 million, free cash flow, i.e., cash flows from operating activities less payments to acquire intangible assets and property, plant and equipment, was well below the previous year’s level due to the decrease in operating cash flow (H1/2010: €392.6 million).

Capital structure

Deutsche Börse Group’s capital management principles remain unchanged: the Group aims at a dividend distribution ratio of 40 to 60 percent of consolidated net income for the year and executes share buy-backs in order to distribute funds not required for the Group’s operating business and further development to its shareholders. The principles take into account capital requirements, which are derived from the Group’s capital and liquidity needs from legal, regulatory, credit rating and economic capital perspectives. To ensure the continued success of the Clearstream segment, which is active in securities custody and settlement, the Company aims to retain Clearstream Banking S.A.’s strong “AA” credit rating. Deutsche Börse AG also needs to maintain a strong credit profile for the benefit of activities at its subsidiary Eurex Clearing AG.

Customers expect their service providers to maintain conservative interest coverage and debt/equity ratios and thus maintain strong credit ratings. Deutsche Börse Group therefore continues to pursue its objective of achieving an interest coverage ratio (ratio of EBITDA to interest expenses from financing activities) of at least 16 at Group level. Deutsche Börse Group achieved this target with an interest coverage ratio of 18.4 in the first half of 2011. The interest coverage ratio is based on a relevant interest expense of €34.5 million and EBITDA of €636.2 million. For the second quarter of 2011, the interest coverage ratio is 17.5 based on a relevant interest expense of €17.1 million and EBITDA of €299.4 million.

On 13 May 2011, Deutsche Börse AG paid a dividend of €2.10 per share for financial year 2010, unchanged from the previous year. The distribution ratio, adjusted for the ISE impairment charge recognised in the fourth quarter of 2010, is 54 percent of net income (2009: 56 percent).

Net assets

As at 30 June 2011, Deutsche Börse Group’s non-current assets amounted to €4,726.1 million (30 June 2010: €5,647.4 million). They consisted primarily of intangible assets and financial assets. Intangible assets primarily included goodwill of €1,987.6 million (30 June 2010: €2,148.0 million) and other intangible assets of €869.9 million (30 June 2010: €1,470.0 million). The ISE impairment charge recognised in the fourth quarter of 2010 reduced other intangible assets. In addition, the US dollar exchange rate caused a decline in goodwill and other intangible assets, particularly in connection with ISE. Non-current receivables and securities from banking business of €1,255.9 million (30 June 2010: €1,534.9 million) accounted for the largest part of financial assets, which amounted to €1,575.2 million as at the balance sheet date (30 June 2010: €1,793.0 million).

The non-current assets were matched by equity of €2,783.4 million (30 June 2010: €3,403.8 million). The decline in equity is due to the agreed acquisition of the 15 percent economic interest in Eurex Zürich AG. Although the transaction has not yet been completed, the signing of the agreement already gave rise to a liability in the amount of the present value of the agreed purchase price. As a result, the non-controlling interest in Eurex previously held by SIX Swiss Exchange AG is now regarded as acquired for accounting purposes. The difference between the carrying amount of the non-controlling interest and the purchase price was recognised as reducing equity. After the transaction has been completed, liabilities amounting to €295.0 million will be served with shares of the new company, in connection with the closing of the purchase of the 50 percent proportion in Eurex Zürich AG equity will increase by this amount.

Non-current liabilities totalling €1,800.4 million (30 June 2010: €2,218.1 million) mainly related to interest-bearing liabilities of €1,420.6 million from the long-term financing of ISE (30 June 2010: €1,488.2 million) and deferred taxes of €250.7 million (30 June 2010: €566.8 million).

Changes in current liabilities were the result of, among other things, the increase in other current liabilities to €993.9 million (30 June 2010: €367.6 million) in connection with the planned acquisition of the 50 percent equity interest in Eurex Zürich AG. No commercial paper was outstanding as at the end of the second quarter of 2011 (30 June 2010: €100.0 million).

Overall, Deutsche Börse Group invested €41.7 million in intangible assets and property, plant and equipment in the first half of the year – one third less than in the prior-year period (H1/2010: €59.0 million). The investments applied in particular to the Eurex and Clearstream segments.

Risk report

Deutsche Börse Group provides detailed information on its risk management strategy, organisation, processes and methods in its annual report.

Risk management is an integral component of management and control within Deutsche Börse Group. Effective and efficient risk management safeguards the Group’s continued existence and enables it to achieve its corporate goals. To this end, the Group has established a Group-wide risk management system, which defines the roles, processes and responsibilities and is applicable to all staff and organisational entities within Deutsche Börse Group. The system ensures that emerging risks can be identified at an early stage and dealt with immediately and appropriately.

The Executive Board of Deutsche Börse AG is responsible for Group-wide risk management. The business areas identify risks and report these promptly to Group Risk Management (GRM), a central function with Group-wide responsibilities. The business areas also perform risk control, inform their respective management about developments in risk indicators and continuously improve the quality of the risk management processes.

GRM ensures that the comprehensive risk management system described above is applied and that it complies with the same standards in all companies belonging to Deutsche Börse Group. GRM assesses all new and existing risks and reports on a monthly and, if necessary, on an ad hoc basis to the Executive Board. In addition, GRM regularly reports to the Finance and Audit Committee of Deutsche Börse AG’s Supervisory Board. The full Supervisory Board is informed in writing of the content of these reports.

Deutsche Börse Group calculates economic capital as its main risk management tool. This is used in addition to other performance indicators to determine the capital needed for business operations so that even extreme and unexpected losses can be covered. Economic capital is calculated using a VaR method for a period of one year and a confidence level of 99.98 percent. Deutsche Börse Group uses the shareholders’ equity recognised under IFRSs as the risk bearing capacity for its economic capital, adjusted by an amount to reflect the risk that intangible assets cannot be liquidated at their carrying amounts in a stress situation. In addition, stress tests are performed for key risk drivers.

The most substantial operational risks Deutsche Börse Group faces relate to the non-availability of its trading, clearing and settlement systems (availability risk) and to the incorrect processing of customer instructions in the custody business (service deficiencies). The Group manages availability risk through intensive activities in the field of business continuity management. The risk of service deficiencies is mitigated through a reduction in the amount of manual intervention necessary or through better protection. There are also legal risks and risks associated with business practices. In addition, accidents or natural hazards as well as sabotage and terrorism could lead to financial losses due to damage to physical assets.

In its annual report, Deutsche Börse Group informed of enforcement proceedings by means of a class action which have resulted in certain customer positions in Clearstream Banking S.A.’s securities omnibus account with its US depository bank being restrained. Recently, another group of plaintiffs commenced enforcement proceedings in a US court with regard to those customer positions that have already been restrained. Should the lawsuit lead to turnover, Clearstream Banking S.A. will defend itself against the charges in accordance with its obligations as a custodian.

Deutsche Börse Group’s financial performance also depends on its external environment. It could be impacted by external factors such as interest rates, GDP growth and equity market performance and volatility. A lack of investor confidence in the financial markets could also have a negative effect on the Group’s financial performance.

Regulatory measures represent an additional uncertainty. On the one hand, they could adversely affect Deutsche Börse Group’s competitive position; on the other, they could also impact the business models of Deutsche Börse Group’s customers and reduce their demand for the Group’s products and services. Moreover, Deutsche Börse Group is exposed to the risk of changes in its competitive environment. For example, it cannot be ruled out that Deutsche Börse Group’s financial performance will deteriorate due to fierce competition for market share in individual business areas. This could lead to intangible assets such as goodwill being partially or fully written down following an impairment test.

Deutsche Börse Group is exposed to financial risks mainly in the form of credit risk at the companies of Clearstream Holding Group and at Eurex Clearing AG. In addition, the Group’s cash investments and receivables are subject to credit risk. There is also limited market risk from cash investments and liquidity risk. However, the majority of cash investments involve short-term transactions that are collateralised. This minimises liquidity risks from such investments.

The Group evaluates its risk situation on an ongoing basis. From today’s perspective, the Executive Board sees no significant change in the risk situation and hence no threat to the continued existence of the Group.

This risk report was prepared for Deutsche Börse Group and does not take into account the proposed business combination of Deutsche Börse Group and NYSE Euronext announced on 15 February 2011.

Report on expected developments

The report on expected developments describes the expected development of Deutsche Börse Group in financial years 2011 and 2012. It contains statements and information on events in the future. These forward-looking statements and information are based on the Company’s expectations and assumptions on expected developments at the time of publication of this report. These are in turn subject to known and unknown risks and uncertainties.

Numerous factors influence the Group’s success, its business strategy and financial results. Many of these factors are outside the Company’s control. Should one of the risks or uncertainties materialise or one of the assumptions made turn out to be incorrect, the actual development of the Group could deviate in either a positive or a negative way from the expectations and assumptions contained in the forward-looking statements and information in this report on expected developments.

This report on expected developments has been prepared for Deutsche Börse Group. It does not take into account the proposed business combination of Deutsche Börse Group and NYSE Euronext announced on 15 February 2011.

Development of results of operations

For the remainder of financial year 2011, Deutsche Börse Group expects no significant deviations from the forecasts for its operating environment that were made in the 2010 consolidated financial statements and adjusted in the 2011 first quarter interim report.

Based on the assumption that general conditions in the forecast period will develop positively and, in particular, that confidence in global financial markets will improve further, Deutsche Börse considers itself well positioned to boost its sales revenue in the forecast period compared with the previous year. Depending on how general conditions develop, on the form taken by both cyclical and structural growth drivers, and on the success of new products and functionalities, Deutsche Börse Group expects sales revenue of approximately €2.15 billion to 2.35 billion in 2011. If, contrary to expectations, general conditions do not improve as described or do not have a corresponding effect on the Group’s customers, the Company considers that a decline in sales revenue in 2011 to around €2.0 billion or even less in an extremely negative scenario is also possible. In any case, the Company believes it is in a good position to continue to do business in a profitable manner due to its integrated business model. The Company expects sales revenue in 2012 to grow at a similar rate to 2011.

Due to the implementation of efficiency measures ahead of schedule and to the rigorous cost discipline in the first quarter of 2011, Deutsche Börse reduced its total cost forecast for 2011. The Company now expects operating costs to reach €890 million for the current year, which is €35 million below the original target of €925 million. The decline in the operating cost forecast is primarily the result of ahead-of-schedule implementation of efficiency measures and lower depreciation and amortisation.

For volume-related costs, the Company changed its guidance with its first quarter 2011 results announcement from a range of €235 million to 255 million to around €255 million.

With this, the Company now expects total costs of €1,145 million in 2011, which is below the original guidance of €1,160 million to 1,180 million. Adjusted for the changes to the volume-related costs, the total cost guidance was reduced at the time of the first quarter 2011 results announcement by 5 to 6 percent. In addition to total costs, the Company expects costs of efficiency programmes of less than €20 million and costs of the proposed business combination with NYSE Euronext.

Depending on sales revenue performance, the Company now expects EBIT to be in the range of around €1.15 billion to 1.35 billion before the abovementioned special effects. In addition to sales revenue and costs, EBIT also depends on the development of net interest income from banking business. Based on the developments to date of average cash balances and interest rates, Deutsche Börse expects net interest income from banking business in the current financial year to be above the level of the previous year. If interest rates increase further and stronger than expected, net interest income could make a higher contribution to EBIT than expected. If sales revenue or net interest income from banking business fail to meet expectations, EBIT could drop to around €1.0 billion, or even significantly below this level in the case of an extremely poor development.

Development of the Group’s financial position

The Company expects operating cash flow to remain positive. With respect to its cash flow from investing activities, Deutsche Börse plans to invest around €120 million per year in intangible assets and property, plant and equipment during the forecast period. These investments will serve primarily to develop new products and services in the Eurex and Clearstream segments and enhance existing ones. The higher sum compared with previous years is primarily the result of increased investments in the trading infrastructure and risk management functionalities.

Under its capital management programme, Deutsche Börse will react flexibly to a changing market environment in the forecast period. Deutsche Börse Group continues to pursue the objective of achieving an interest cover ratio (ratio of EBITDA to interest expenses from financing activities) of at least 16 at Group level.

Consolidated income statement

For the period 1 January to 30 June 2011

	30 June 2011	Quarter ended 30 June 2010	30 June 2011	Six months ended 30 June 2010
	€m	€m	€m	€m
Sales revenue	528.6	564.4	1,087.2	1,083.6
Net interest income from banking business	18.5	15.7	34.6	26.7
Other operating income	12.9	24.6	21.2	37.1

Total revenue	560.0	604.7	1,143.0	1,147.4

Volume-related costs	– 53.6	– 51.4	– 110.3	– 105.4

Total revenue less volume-related costs	506.4	553.3	1,032.7	1,042.0

Staff costs	– 94.3	– 178.7	– 195.1	– 305.5
Depreciation, amortisation and impairment losses	– 22.9	– 30.5	– 43.4	– 61.5
Other operating expenses	– 118.4	– 95.4	– 211.7	– 182.4

Operating costs	– 235.6	– 304.6	– 450.2	– 549.4

Result from equity investments	5.7	8.7	10.3	10.4

Earnings before interest and tax (EBIT)	276.5	257.4	592.8	503.0

Financial income	15.5	5.0	24.2	8.8
Financial expense	– 32.7	– 34.8	– 61.2	– 61.5

Earnings before tax (EBT)	259.3	227.6	555.8	450.3

Income tax expense	– 75.0	– 61.5	– 152.1	– 121.6

Net profit for the period	184.3	166.1	403.7	328.7

thereof shareholders of parent company (net income for the period)	178.8	160.8	391.6	317.7
thereof non-controlling interests	5.5	5.3	12.1	11.0

Earnings per share (basic) (€)	0.96	0.87	2.10	1.71
Earnings per share (diluted) (€)	0.96	0.86	2.10	1.70

Consolidated statement of comprehensive income

for the period 1 January to 30 June 2011

	30 June 2011	Quarter ended 30 June 2010	30 June 2011	Six months ended 30 June 2010
	€m	€m	€m	€m
Net profit for the period reported in consolidated income statement	184.3	166.1	403.7	328.7

Exchange rate differences1)	– 20.8	137.7	– 86.8	229.5
Remeasurement of cash flow hedges	– 4.2	– 2.4	– 1.1	– 4.5
Remeasurement of other financial instruments	– 1.0	– 17.3	– 2.6	– 13.5
Deferred taxes	10.8	– 39.3	37.8	– 70.2

Other comprehensive income/(expense)	– 15.2	78.7	– 52.7	141.3

Total comprehensive income	169.1	244.8	351.0	470.0

thereof shareholders of parent company	167.8	214.4	355.6	416.7
thereof non-controlling interests	1.3	30.4	– 4.6	53.3

1)	Exchange rate differences include the following amounts that were taken directly to accumulated profit as part of the result from equity investments: €–1.1 million (30 June 2010: €8.5 million) for the second quarter ended 30 June 2011 and €–7.1 million (30 June 2010: €14.1 million) for the six months ended 30 June 2011.

Consolidated balance sheet

as at 30 June 2011

	30 June 2011	31 Dec. 2010	30 June 2010
	€m	€m	€m
ASSETS
Noncurrent assets
Intangible assets	2,987.6	3,089.9	3,728.8
Property, plant and equipment	121.0	138.2	119.6
Financial assets	1,575.2	1,806.0	1,793.0
Other noncurrent assets	42.3	35.4	6.0

	4,726.1	5,069.5	5,647.4

Current assets
Financial instruments of Eurex Clearing AG	167,115.4	128,823.7	165,214.3
Current receivables and securities from banking business	12,265.3	7,585.3	10,227.7
Other receivables and other assets1)	440.9	389.1	436.7
Restricted bank balances	6,363.5	6,185.8	6,346.8
Other cash and bank balances	697.4	797.1	546.5
	186,882.5	143,781.0	182,772.0

Total assets	191,608.6	148,850.5	188,419.4

EQUITY AND LIABILITIES
Equity
Shareholders’ equity	2,581.3	2,951.4	2,892.9
Non-controlling interests	202.1	458.9	510.9

Total equity	2,783.4	3,410.3	3,403.8

Noncurrent liabilities
Provisions for pensions and other employee benefits	32.5	21.3	37.6
Other noncurrent provisions	89.0	86.6	101.4
Deferred tax liabilities	250.7	297.7	566.8
Interest-bearing liabilities	1,420.6	1,455.2	1,488.2
Other noncurrent liabilities	7.6	9.6	24.1

	1,800.4	1,870.4	2,218.1

Current liabilities
Tax provisions	265.3	345.0	327.1
Other current provisions	83.2	134.8	147.0
Financial instruments of Eurex Clearing AG	167,115.4	128,823.7	165,214.3
Liabilities from banking business	13,554.0	7,822.0	10,406.4
Cash deposits by market participants	5,013.0	6,064.2	6,335.1
Other current liabilities	993.9	380.1	367.6

	187,024.8	143,569.8	182,797.5

Total liabilities	188,825.2	145,440.2	185,015.6

Total equity and liabilities	191,608.6	148,850.5	188,419.4

1)	Thereof €14.1 million (31 December 2010: €14.1 million and 30 June 2010: €14.8 million) with a remaining maturity of more than one year from corporation tax credits in accordance with section 37 (5) of the Körperschaftsteuergesetz (KStG, the German Corporation Tax Act)

Consolidated cash flow statement

for the period 1 January to 30 June 2011

	30 June 2011	Six months ended 30 June 2010
	€m	€m
Net profit for the period	403.7	328.7
Depreciation, amortisation and impairment losses	43.4	61.5
Increase in noncurrent provisions	13.8	27.8
Deferred tax income	– 3.6	– 3.3
Other non-cash income	– 1.8	– 16.2
Changes in working capital, net of non-cash items:
Increase/(decrease) in receivables and other assets	– 52.2	23.4
Decrease/(increase) in current liabilities	– 83.8	40.1
Decrease in noncurrent liabilities	– 2.1	– 2.8
(Net loss)/net gain on disposal of noncurrent assets	0	– 7.6

Cash flows from operating activities	317.4	451.6

Payments to acquire intangible assets and property, plant and equipment	– 41.7	– 59.0
Payments to acquire noncurrent financial instruments	– 52.3	– 623.2
Payments to acquire subsidiaries, net of cash acquired	– 2.8	– 2.5	1)
Payments to acquire investments in associates	– 66.2	0.1
Net decrease in current receivables and securities from banking business with an original term greater than three months	542.3	415.2
Proceeds from disposals of available-for-sale noncurrent financial instruments	466.4	349.3

Cash flows from investing activities	845.7	79.9

Net cash received from minority shareholders	9.7	0.0
Net cash paid to minority shareholders	– 7.9	0.0
Repayment of long-term financing	– 5.0	– 91.1
Repayment of short-term financing	0	– 100.0
Proceeds from short-term financing	0	99.9
Finance lease payments	0	– 0.1
Dividends paid	– 390.7	– 390.5

Cash flows from financing activities	– 393.9	– 481.8

Net change in cash and cash equivalents	769.2	49.7
Effect of exchange rate differences2)	– 6.3	10.8
Cash and cash equivalents as at beginning of period3)	– 445.5	– 285.4

Cash and cash equivalents as at end of period3)	317.4	– 224.9

Interest income and other similar income4)	23.0	8.4
Dividends received from investments in associates and other equity investments4)	4.6	5.0
Interest paid4)	– 88.4	– 89.9
Income tax paid	– 233.3	– 129.5

1)	Cash totalling €0.5 million was acquired in the course of the purchase of Tradegate Exchange GmbH for a purchase price of €0.4 million.
2)	Primarily includes the exchange rate differences arising on translation of the ISE subgroup
3)	Excluding cash deposits by market participants
4)	Interest and dividend payments are allocated to cash flows from operating activities

Consolidated statement of changes in equity

for the period 1 January to 30 June 2011

			thereof included in total comprehensive income
	30 June 2011	Six months ended 30 June 2010	30 June 2011	Six months ended 30 June 2010
	€m	€m	€m	€m
Subscribed capital
Balance as at 1 January	195.0	195.0

Balance as at 30 June	195.0	195.0

Share premium
Balance as at 1 January	1,247.0	1,247.0

Balance as at 30 June	1,247.0	1,247.0

Treasury shares
Balance as at 1 January	– 586.5	– 587.8
Sales within the Group Share Plan	6.5	1.3

Balance as at 30 June	– 580.0	– 586.5

Revaluation surplus
Balance as at 1 January	124.9	125.2
Remeasurement of other financial instruments	– 2.6	– 13.5	– 2.6	– 13.5
Remeasurement of cash flow hedges	– 1.1	– 4.5	– 1.1	– 4.5
Increase in share-based payments	– 2.6	– 6.0	0	0
Deferred taxes on remeasurement of financial instruments	0.4	5.3	0.4	5.3

Balance as at 30 June	119.0	106.5

Accumulated profit
Balance as at 1 January	1,971.0	1,886.8
Dividends paid	– 390.7	– 390.5	0	0
Acquisition of the interest of non-controlling shareholders in Eurex Zürich AG	– 332.9	0	0	0
Net income for the period	391.6	317.7	391.6	317.7
Exchange rate differences and other adjustments	– 76.1	192.4	– 70.1	187.2
Deferred taxes	37.4	– 75.5	37.4	– 75.5

Balance as at 30 June	1,600.3	1,930.9

Shareholders’ equity as at 30 June	2,581.3	2,892.9	355.6	416.7
Non-controlling interests
Balance as at 1 January	458.9	472.6
Acquisition of the interest of non-controlling shareholders in Eurex Zürich AG	– 252.5	0	0	0
Changes due to capital increases/(decreases)	1.3	– 15.3	0	0
Changes due to share in net income of subsidiaries for the period	12.1	11.0	12.1	11.0
Exchange rate differences and other adjustments	– 17.7	42.6	– 16.7	42.3
Total non-controlling interests as at 30 June	202.1	510.9	– 4.6	53.3

Total as at 30 June	2,783.4	3,403.8	351.0	470.0

Notes to the interim financial statements

1. Accounting policies

The interim financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRSs) and the related interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union in accordance with Regulation No. 1606/2002 of the European Parliament and of the Council on the application of International Accounting Standards. As at 30 June 2011, there were no effective standards or interpretations not yet adopted by the European Union impacting the interim financial statements. Accordingly, the financial statements also comply with the IFRSs as issued by the IASB. The significant accounting policies applied by the Company to the consolidated financial statements for the year ended 31 December 2010 were also applied to the interim financial statements. The interim financial statements comply with IAS 34 (“Interim Financial Reporting”).

In addition to the standards and interpretations applied as of 31 December 2010, the following standards and interpretations were applied for the first time:

•	Revised IAS 24 “Related Party Disclosures”

•	Amendments to IAS 32 “Classification of Rights Issues”

•	Amendments to IFRIC 14 “Repayments of a Minimum Funding Requirement”

•	Changes resulting from the “Annual Improvements Project”

The application of these standards and interpretations did not have any material or any impact on Deutsche Börse Group’s financial reporting.

In accordance with the provisions of Wertpapierhandelsgesetz (WpHG, German Securities Trading Act), these interim financial statements are supplemented by a Group interim management report.

The IASB issued the following standards and interpretations by the date of publication of this half-yearly financial report, although they have not yet been adopted by the EU:

IFRS 10 “Consolidated Financial Statements” and IAS 27 (2011) “Separate Financial Statements”

IFRS 10 replaces the guidance on control and consolidation contained in IAS 27 (2009) “Consolidated and Separate Financial Statements” and SIC 12 “Consolidation – Special Purpose Entities” by uniform criteria that are applied to all companies to determine control. IAS 27 will only comprise requirements governing separate financial statements in future. The standards must be applied for financial years beginning on or after 1 January 2013.

IFRS 11 “Joint Arrangements”

This standard introduces two types of joint arrangement – joint operations and joint ventures. The previous option to use proportionate consolidation for jointly controlled entities has been abolished. Venturers in a joint venture must use the equity method of accounting. This standard must be applied for financial years beginning on or after 1 January 2013.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 defines the required disclosures for entities that apply IFRS 10 “Consolidated Financial Statements” and IFRS 11 “Joint Arrangements”: these entities must disclose information that enables users of their financial statements to evaluate the nature of, and the risks associated with, their interests in other entities and the effects of those interests on their financial position, financial performance and cash flows. This standard must be applied for financial years beginning on or after 1 January 2013.

IFRS 13 “Fair Value Measurement”

This standard describes how to determine fair value and extends the related disclosures. Fair value is defined in IFRS 13 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard must be applied for financial years beginning on or after 1 January 2013.

Amendment to IAS 28 “Investments in Associates and Joint Ventures”

The main amendment here was to include accounting for joint ventures in the standard; the basic approach for assessing significant influence and the equity method have been retained. This standard must be applied for financial years beginning on or after 1 January 2013.

Amendment to IAS 1 “Presentation of Financial Statements”

Under this amendment, entities must classify the items presented in other comprehensive income in two categories depending on whether or not they will be recognised in the income statement (recycling) in the future. Items that will not be recycled to the income statement must be presented separately from items that will be recognised in profit or loss in the future. The amendment must be applied retrospectively for financial years beginning on or after 1 January 2012.

Amendment to IAS 19 “Employee Benefits”

This amendment to the standard relates to the recognition of actuarial gains and losses in other comprehensive income, among other things; the previously permitted corridor approach has been removed. Past service cost must be recognised in the period in which the plan amendment occurs; previously, it was allocated over the period until the claims vest. Net interest expense/income will also be calculated differently in the future: a uniform interest rate to be determined on the basis of the return on high-grade corporate bonds must be used to calculate the interest on net assets and net liabilities. The amendment must be applied retrospectively for financial years beginning on or after 1 January 2013.

2. Group structure

On 31 January 2011, Infobolsa S.A., Madrid, Spain, acquired an interest of 62 percent in Open Finance S.L., Valencia, Spain, for a purchase price of €3.5 million. The company has been fully included in the consolidated financial statements since 31 January 2011. Goodwill amounting to €3.1 million results from the transaction.

On 23 December 2010, Eurex Zürich AG and Landesbank Baden-Württemberg (LBBW) reached an agreement regarding the acquisition of the shares in European Energy Exchange AG (EEX) previously held by LBBW through Eurex Zürich AG. After the closing of the tender process set out in the consortium agreement, 31 out of 40 EEX shareholders had waived a pro rata acquisition. The purchase price paid by Eurex Zürich AG on 12 April 2011 amounted to €64.9 million. The interest of Eurex Zürich AG in EEX rose from 35.23 percent to 56.14 percent. As Deutsche Börse Group does not hold the majority in EEX’s supervisory board, the Group does not have control. Thus, the company will continue to be accounted for as associate in Deutsche Börse Group’s consolidated financial statements.

On 7 June 2011, Deutsche Börse AG, SIX Group AG and SIX Swiss Exchange AG entered into a share purchase agreement under which SIX Swiss Exchange AG undertakes to contribute the Swiss derivatives business relating to Eurex Zürich AG to a subsidiary to be newly formed and to distribute 100 percent of the shares of this subsidiary as a non-cash dividend to SIX Group AG. SIX Group AG will then sell these shares to Deutsche Börse AG for a total purchase price of €590 million. The purchase price will be settled in cash in the amount of €295 million and by delivery of 5,286,738 shares of Alpha Beta Netherlands Holding N.V. (after completion of the transaction between Deutsche Börse AG and NYSE Euronext) or of Deutsche Börse AG (if the transaction with NYSE Euronext does not take place). As the completion of the transaction with SIX Group AG or SIX Swiss Exchange AG, respectively, is tied to certain requirements that relate among other things to the completion of the transaction between Deutsche Börse AG and NYSE Euronext and the end of 31 March 2012, the share purchase agreement was not fulfilled as at 30 June 2011. Nevertheless, the signing of the agreement gives rise to a liability in the amount of the present value of the agreed purchase price as at 30 June 2011. As a result, SIX Swiss Exchange AG’s existing interest in Deutsche Börse Group’s equity was already regarded as acquired for accounting purposes. The difference between the carrying amount of the non-controlling interest and the present value of the purchase price was recognised as reducing equity. The liability will be measured at fair value until the completion of the transaction with SIX Group AG and SIX Swiss Exchange AG; changes in fair value will be recognised in profit or loss.

Deutsche Börse Systems AG and Deutsche Gesellschaft für Wertpapierabwicklung mbH, both Frankfurt am Main, were merged with Deutsche Börse AG on 31 March and 27 June 2011, respectively.

3. Seasonal influences

The Group’s revenues are influenced more by the volatility and the transaction volume on the capital markets than by seasonal factors. Owing to a concentration of costs for projects only coming to completion in the fourth quarter, costs in the fourth quarter tend to be higher than in the first three quarters of the business year.

4. Total assets

The increase in consolidated total assets by €19.6 billion to €191.6 billion as at 30 June 2011 (31 March 2011: €172.0 billion) depends to a significant extent on financial instruments of Eurex Clearing AG. Whereas receivables and liabilities from banking business slightly increased, cash deposits by market participants and restricted bank balances remained almost unchanged. The level of these items can vary widely on a daily basis according to customers’ needs and actions.

5. Segment reporting

Composition of sales revenue by segment

	30 June 2011	Quarter ended 30 June 2010	30 June 2011	Six months ended 30 June 2010
	€m	€m	€m	€m
External sales revenue
Xetra	65.5	70.8	138.5	135.8
Eurex	218.9	246.1	448.9	459.9
Clearstream	185.1	191.9	383.2	379.8
Market Data & Analytics	59.1	55.6	116.6	108.1

Total external sales revenue	528.6	564.4	1,087.2	1,083.6

Internal sales revenue
Clearstream	1.6	1.5	3.5	3.7
Market Data & Analytics	7.6	8.8	16.2	17.0

Total internal sales revenue	9.2	10.3	19.7	20.7

Net interest income from banking business

	30 June 2011	Quarter ended 30 June 2010	30 June 2011	Six months ended 30 June 2010
	€m	€m	€m	€m
Gross interest income	42.1	34.6	76.0	62.4
Interest expense	– 23.6	– 18.9	– 41.4	– 35.7

Total	18.5	15.7	34.6	26.7

Earnings before interest and tax (EBIT)

	30 June 2011	Quarter ended 30 June 2010	30 June 2011	Six months ended 30 June 2010
	€m	€m	€m	€m
Xetra	30.3	27.2	68.7	53.4
Eurex	115.1	132.8	254.8	251.6
Clearstream	95.8	68.7	196.4	139.3
Market Data & Analytics	35.3	28.7	72.9	58.7

Total	276.5	257.4	592.8	503.0

Investment in intangible assets and property, plant and equipment

	30 June 2011	Quarter ended 30 June 2010	30 June 2011	Six months ended 30 June 2010
	€m	€m	€m	€m
Xetra	2.3	2.9	3.8	6.1
Eurex	8.5	10.7	17.6	36.5
Clearstream	9.5	6.3	18.0	13.1
Market Data & Analytics	0.4	1.1	1.2	3.3

Total	20.7	21.0	40.6	59.0

6. Other financial obligations

On 15 February 2011, Deutsche Börse AG and NYSE Euronext signed an agreement on a business combination. The transaction is structured as a combination of NYSE Euronext and Deutsche Börse AG under the newly created Dutch company Alpha Beta Netherlands Holding N.V. (“Holding”), which is expected to be listed in Frankfurt, New York and Paris. For NYSE Euronext, this will be implemented by merging NYSE Euronext with a US subsidiary of the new holding company. Each NYSE Euronext share will be exchanged for 0.47 shares of Holding. NYSE Euronext’s shareholders approved the merger at an Extraordinary Stockholders’ Meeting on 7 July 2011. In respect of Deutsche Börse AG, Holding made a public takeover offer under which Deutsche Börse shares can be exchanged for an equal number of new shares of Holding. The original acceptance period ended on 13 July 2011. During this period, 82.43 percent of Deutsche Börse shares were tendered for exchange into shares of Holding. The additional acceptance period will end on 1 August 2011; up to this date, the exchange offer can still be accepted by Deutsche Börse shareholders who have not previously tendered their shares for exchange. The transaction is subject to approval by the various relevant competition and financial, securities and other regulatory authorities in the USA and Europe.

Deutsche Börse AG has entered into contingent commitments in relation to the planned business combination with NYSE Euronext and in relation to the acquisition of the 50 percent equity interest in Eurex Zürich AG that could lead to payment obligations in the total amount of approximately €30 million when the transactions close.

Litigation concerning the combination

Following the announcement of the combination on 15 February 2011, several complaints were filed in the Delaware Court of Chancery (“Delaware Court”); the Supreme Court of the State of New York, County of New York (“New York Court”); and the U.S. District Court for the Southern District of New York (“SDNY”), challenging the proposed combination. Four of the actions were filed in the Delaware Court and have been consolidated as “In re NYSE Euronext Shareholders Litigation,” Consol. C.A. No. 6220-VCS. Five actions were filed in the New York Court and are being coordinated under a single master file, “NYSE Euronext Shareholder Litigation Master File,” Index No. 773,000/11. One action, “Jones v. Niederauer, et al.,” C.N. 11-CV-01502, is pending in the SDNY.

All of the complaints raise substantially the same claims. All are purported class actions filed on behalf of all NYSE Euronext public shareholders and variously name as defendants NYSE Euronext, its directors, Pomme Merger Corporation and Holding (certain defendants are not named in all of the actions). Deutsche Börse AG is named as defendant in eight cases. The complaints generally allege that the individual defendants breached their fiduciary duties in connection with their consideration and approval of the proposed combination and that the entity defendants aided and abetted those breaches. The complaints seek, among other relief, injunctive relief against the consummation of the combination, unspecified monetary damages and plaintiffs’ costs and attorney’s fees.

On 16 June 2011 the plaintiffs in the actions, the NYSE Euronext defendants, Deutsche Börse and Holding entered into a memorandum of understanding (“MOU”) setting forth their agreement in principal regarding a proposed settlement of all claims asserted in the actions. As part of the settlement, the NYSE Euronext defendants acknowledged that the pendency and prosecution of the actions were a factor in the NYSE Euronext board of directors’ decision to support management’s recommendation that Holding declare a special dividend and consequently provide appraisal rights. Additionally, in the MOU, Holding acknowledged its intent to recommend to Holding’s board of directors that, following the completion of the combination, Holding act upon the recommendations of the boards of directors of NYSE Euronext and Deutsche Börse that Holding issue the special dividend subject to the approval of the Holding board of directors, consistent with its fiduciary duties. As part of the settlement, the parties agreed to seek to remove or withdraw any pending requests for interim relief, specifically including plaintiffs’ motion for a preliminary injunction in the Delaware action.

The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement, Delaware Court approval following notice to the class, final dismissal of the actions with prejudice, and the completion of the combination. If Holding were to fail to pay the special dividend, for any reason, the parties would have the option to terminate the settlement. If the settlement is consummated, it would release all claims that the plaintiffs and all members of the class may have arising out of or relating in any manner to the combination, as described in the MOU, including the federal action pending in the Southern District of New York.

7. Earnings per share

Under IAS 33, earnings per share are calculated by dividing the net profit for the period attributable to shareholders of the parent company (net income for the period) by the weighted average number of shares outstanding.

Diluted earnings per share are determined by adding the number of potentially dilutive ordinary shares that may be acquired under the Stock Bonus Plan (SBP) or the ISE Group Share Plan to the average number of shares. In order to calculate the number of potentially dilutive ordinary shares, the exercise prices were adjusted to reflect the fair value of the services still to be provided.

When determining diluted earnings per share, all SBP tranches for which cash settlement has not been resolved are assumed to be equity-settled – regardless of the actual accounting in accordance with IFRS 2. The calculation of the number of potentially dilutive ordinary shares for the first half of 2010 was adjusted accordingly.

There were the following potentially dilutive rights to purchase shares as at 30 June 2011:

Calculation of the number of potentially dilutive ordinary shares

Tranche	Exercise price	Adjusted exercise price in accordance with IAS 33	Average number of outstanding options	Average price for the period1)	Number of potentially dilutive ordinary shares
	€		€30 June 2011		€30 June 2011
20092)	0	8.19	72,394	55.39	61,690
20103)	0	27.74	124,868	55.39	62,332
20113)	0	39.90	84,628	55.39	23,667

1)	Volume-weighted average price of Deutsche Börse AG shares on Xetra for the period 1 January to 30 June 2011
2)	This relates to rights to GSP shares of ISE and rights to SBP shares of ISE. The options on SBP shares of the 2009 tranche (105,727 options) are not dilutive as at 30 June 2011.
3)	This relates to rights to shares under the Share Bonus Plan for senior executives.

As the volume-weighted average share price was higher than the adjusted exercise prices for the 2009 to 2011 tranches, these options are considered dilutive under IAS 33.

Calculation of earnings per share (basic and diluted)

		Quarter ended		Six months ended
	30 June 2011	30 June 20101)	30 June 2011	30 June 20101)
Number of shares outstanding as at beginning of period	186,043,003	185,943,021	185,942,801	185,922,690
Number of shares outstanding as at 30 June	186,043,003	185,942,821	186,043,003	185,942,821
Weighted average number of shares outstanding	186,043,003	185,942,823	186,025,841	185,932,925
Number of potentially dilutive ordinary shares	292,122	303,804	147,689	283,363
Weighted average number of shares used to compute diluted earnings per share	186,335,125	186,246,627	186,173,530	186,216,288
Net income for the period (€m)	178.8	160.8	391.6	317.7
Earnings per share (basic) (€)	0.96	0.87	2.10	1.71
Earnings per share (diluted) (€)	0.96	0.86	2.10	1.70

1)	The number of dilutive ordinary shares was adjusted accordingly in order to enhance comparability with disclosures for the reporting period. In the first half of 2011, diluted earnings per share remained unaffected by this adjustment.

8. Material transactions with related parties

Material transactions with associates

	Amount of the transactions				Outstanding balances
	30 June 2011	Quarter ended 30 June 2010	30 June 2011	Six months ended 30 June 2010	30 June 2011	30 June 2010
	€m	€m	€m	€m	€m	€m
Loans from Scoach Holding S.A. to Deutsche Börse AG as part of cash pooling	0	0	0	0	– 4.0	– 3.4
Services of Deutsche Börse AG for Scoach Europa AG	1.5	1.4	2.8	3.0	1.9	2.4
Loans from Deutsche Börse AG to Indexium AG	0	0	0	0	3.5	0
Operation of trading and clearing software by Deutsche Börse AG (as at 30 June 2010 Deutsche Börse Systems AG) for European Energy Exchange AG and affiliates	2.6	2.1	4.8	4.5	1.6	2.6
IT services and infrastructure by International Securities Exchange, LLC for Direct Edge Holdings, LLC	0.2	0.9	0.2	1.6	0.2	2.4
Development and operation of the Link Up Converter system by Clearstream Services S.A. for Link Up Capital Markets, S.L.	0.4	0.5	0.9	1.0	0.3	0.7
Money market placements of European Commodity Clearing AG with Clearstream Banking S.A. and the interest paid thereon1)	0	– 0.1	0	– 0.2	– 0.1	– 366.0
Other transactions with associates	—	—	—	—	– 0.5	0

Total					2.9	– 361.3

1)	The European Commodity Clearing AG is a subsidiary of European Energy Exchange AG, which is classified as an associate.

Material transactions with other related parties

	Amount of the transactions				Outstanding balances
		Quarter ended		Six months ended
	30 June 2011	30 June 2010	30 June 2011	30 June 2010	30 June 2011	30 June 2010
	€m	€m	€m	€m	€m	€m
Office and administrative services by Eurex Zürich AG for SIX Swiss Exchange AG	5.1	5.8	12.1	12.8	12.2	2.4
Loans from SIX Group AG provided to STOXX Ltd. as part of the acquisition and interest charges thereon	– 0.1	– 0.1	– 0.2	– 0.2	– 6.2	– 15.2
Office and administrative services by SIX Group AG for STOXX Ltd.	– 0.1	– 0.7	– 1.3	– 1.4	– 1.3	– 0.7
Office and administrative services by SIX Swiss Exchange AG for Eurex Zürich AG	– 2.7	– 2.3	– 4.7	– 4.1	– 0.9	– 1.2
Operation and development of Eurex software by Deutsche Börse AG (as at 30 June 2010 Deutsche Börse Systems AG) for SIX Swiss Exchange AG	4.2	5.4	8.3	9.8	2.8	3.0
Office and administrative services by SIX Swiss Exchange AG for Eurex Frankfurt AG	– 2.1	– 1.6	– 3.1	– 2.5	– 0.4	0
Transfer of revenue from Eurex fees by Eurex Zürich AG to SIX Swiss Exchange AG	n.a.	n.a.	n.a.	n.a.	– 31.9	– 13.6
Operation and development of Xontro by Deutsche Börse AG (as at 30 June 2010 Deutsche Börse Systems AG) for BrainTrade Gesellschaft für Börsensysteme mbH	3.0	3.9	6.9	8.3	2.3	3.2
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse AG	1.6	– 2.3	3.2	– 4.4	– 1.1	– 0.8
Other transactions with other investors	—	—	—	—	0	– 0.1

Total					– 24.5	– 23.0

Transactions with key management personnel

Key management personnel are persons who directly or indirectly have authority and responsibility for planning, directing and controlling the activities of Deutsche Börse Group. The Group defines the members of the Executive Board and the Supervisory Board as key management personnel for the purposes of IAS 24.

As part of the proposed transaction between Deutsche Börse Group and NYSE Euronext, Deutsche Börse AG has entered into contracts for the provision of advisory services with Deutsche Bank AG, Frankfurt /Main, and Mayer Brown LLP, Washington. In the period under review, two members of the Supervisory Board of Deutsche Börse AG also held key management positions in these companies.

In the first half of 2011, Deutsche Börse Group paid Deutsche Bank AG and Mayer Brown LLP a total of €0.7 million for advisory services in connection with this transaction.

Furthermore, Deutsche Börse AG has entered into a contract for the provision of advisory services with Richard Berliand, member of Deutsche Börse AG’s Supervisory Board. Major parts of this contract include strategies relating to the competitive positioning of Deutsche Börse AG’s new clearing business in the market as well as advisory services in connection with major strategic projects. In the first half of 2011, Deutsche Börse Group made no payments to Richard Berliand for advisory services.

Further transactions with related parties

Under the terms of the agreement within the framework of the transaction between Deutsche Börse AG and SIX Swiss Exchange AG described in detail in note 2, Deutsche Börse AG will receive all of Eurex’s sales and profits with effect from 1 January 2012, instead of the economic interest of 85 percent of these amounts currently contained in Deutsche Börse AG’s consolidated financial statements. In return, SIX Swiss Exchange AG will receive consideration of €295 million in cash and €295 million in shares of Holding. Deutsche Börse AG’s liability to SIX Group AG calculated as at 30 June 2011 amounts to €585.4 million and comprises the discounted cash amount of the cash component (€290.4 million) and the equity component measured on the basis of the share price when the agreement was entered into (€295.0 million). The liability was booked against non-controlling interests in the amount of €252.5 million and retained earnings in the amount of €332.9 million. The transaction is expected to close in 2012.

9. Employees

Employees

		Quarter ended		Six months ended
	30 June 2011	30 June 2010	30 June 2011	30 June 2010
Average number of employees during the period	3,494	3,568	3,487	3,579
Employed as at the balance sheet date	3,497	3,557	3,497	3,557

There was an average of 3,251 full-time equivalent (FTE) employees during the second quarter of 2011 (Q2/2010: 3,342).

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the material opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Frankfurt/ Main, 28 July 2011

Deutsche Börse AG

The Executive Board

Reto Francioni	Andreas Preuss	Frank Gerstenschläger

Michael Kuhn	Gregor Pottmeyer	Jeffrey Tessler

Review report

To Deutsche Börse AG, Frankfurt/ Main

We have reviewed the condensed interim consolidated financial statements – comprising the condensed balance sheet, income statement, cash flow statement, statement of changes in equity and selected explanatory notes – together with the interim group management report of Deutsche Börse AG, Frankfurt/ Main, for the period from 1 January to 30 June 2010 that are part of the semi annual financial report according to § 37 w WpHG (“Wertpapierhandelsgesetz”: “German Securities Trading Act”). The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (IASB), and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and in accordance with the IFRS for interim financial reporting as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and in accordance with the IFRS for interim financial reporting as issued by the IASB, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Frankfurt/ Main, 28 July 2011

KPMG AG Wirtschaftsprüfungsgesellschaft

Bors	Bernhard
German public auditor	German public auditor

Contact

Investor Relations

Phone	+49-(0) 69-2 11-1 16 70
Fax	+49-(0) 69-2 11-1 46 08
E-mail	ir@deutsche-boerse.com

www.deutsche-boerse.com/ir_e

Publications service

The annual report 2010 may be obtained from the publications service of Deutsche Börse Group:

Phone	+49-(0) 69-2 11-1 15 10
Fax	+49-(0) 69-2 11-1 15 11

Downloads at www.deutsche-boerse.com

Reproduction – in whole or in part – only with the written permission of the publisher

Registered trademarks

AlphaFlash® , DAX®, Eurex®, Eurex Bonds®, Eurex Repo®, Euro GC Pooling®, GC Pooling®, HDAX®, iNAV®, TRICE®, Xetra®, Xetra-Gold® and XTF® are registered trademarks of Deutsche Börse AG.

EURO STOXX 50® and STOXX® are registered trademarks of STOXX Ltd.

EEX® is a registered trademark of European Energy Exchange AG.

KOSPI is a registered trademark of Korea Exchange, Inc.

Legal notice

Safe harbour statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on 3 May 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on 7 July 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), and was published on 4 May 2011.

Investors and security holders are urged to read the definitive proxy statment/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 (3) (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 (3) (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-looking statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of opera-tions, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Published by
Deutsche Börse AG
60485 Frankfurt/Main
Germany
www.deutsche-boerse.com

July 2011
Order number 1015-4120